Transfix Holdings, Inc.

11 Park Place

New York, New York 10007

October 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:               Brian McAllister

Raj Rajan

Irene Barberena-Meissner

Loan Lauren Nguyen

Re: Transfix Holdings, Inc.

Request for Withdrawal of Registration Statement on Form S-4

File No. 333-260990

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Transfix Holdings, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-260990), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on November 12, 2021, effective as of the date hereof. The Company requests the withdrawal of the Registration Statement because the Business Combination Agreement and the transactions contemplated thereby to which the Registration Statement relates have been terminated and the Company no longer plans to consummate the business combination described in the Registration Statement. Accordingly, the Company will not proceed with the issuance of the securities that were the subject of the Registration Statement. Because the proposed issuance of securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold thereunder.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Nicholas J. Smolansky, the Company’s Secretary, by telephone at (646) 844-2200 or by email at legal@transfix.io if you have any questions or concerns regarding this matter. The Company respectfully requests that a copy of the written order granting withdrawal of the Registration Statement be sent to Nicholas J. Smolansky at the address first mentioned above, with a copy to Rachel Sheridan at Latham & Watkins LLP, 555 Eleventh Street, N.W., Suite 1000, Washington, D.C. 20004.

Sincerely,

TRANSFIX HOLDINGS, INC.

By:	/s/ Nicholas J. Smolanksy
	Name:	Nicholas J. Smolansky
	Title	Secretary

Cc:  Rachel Sheridan, Esq.

Latham & Watkins LLP